Filed by: LSI Logic Corporation
pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: LSI Logic Corporation
Commission File No. 1-10317
To: LSI and Agere Employees
Fr: Abhi Talwalkar
Re: Organizational Announcement
I am delighted to inform all of you that Dr. Claudine Simson will be joining the new LSI as Chief Technology Officer (CTO) as of March 26th, reporting to me. Claudine, a highly accomplished individual, brings with her a wealth of industry experience in the fields of telecommunications, networking and wireless, with expertise ranging from semiconductor process technology and design infrastructure to component design, as well as system-level applications. She recently held the CTO position at Motorola’s Semiconductor Products Group and its spin-off, Freescale Semiconductor. Prior to joining Motorola, Claudine had a highly successful career for 23 years at Nortel Networks, where she held senior executive positions ranging from general manager of Nortel’s semiconductor business to vice president in charge of all technology research spanning a product portfolio over $25 billion. She began her career as a device physicist at Bell-Northern Research Laboratories, and was recognized for launching the world’s first single-chip filter-codec and the world’s first high-performance optical networking module. Elected Fellow of the Royal Society of Canada (Academy of Science), Claudine is a recipient of three honorary doctorates and the National Order of Merit of France for the worldwide advancement of technology. She is also active on a number of boards of research institutions and high-technology companies, most notably Verigy, the recent spin-off of Agilent Technologies.
As I mentioned in my first organizational announcement in January of this year, in today’s highly competitive environment it is critical for our company to have a rich, vibrant and well thought out pipeline of technology and architectural ingredients that our product organizations can tap into as they architect and develop our future platforms and products. Well managed companies direct upward of 5-10% of their R&D budget toward these path finding efforts addressing future (3+ years) technology and architectural needs while also seeking out disruptive technologies that can enhance our competitive position and our business prospects. Claudine, with her team, will partner closely with the GM’s, Strategic Planning, and Corporate Business Development to establish LSI’s pipeline roadmap while coordinating much of this development activity internally as well as externally as we collaborate more deeply with universities, disruptive startup companies, as well as the CTO organizations of our largest customers.
You will hear much more in the coming weeks about Claudine and the CTO organization, its charter and scope. Please join me in welcoming Claudine to the new LSI!
I would also like to thank Rob Ober for stepping in and fulfilling the acting CTO role over the past 3 months at LSI.
Thanks,
Abhi

ADDITIONAL INFORMATION AND WHERE TO FIND IT
This communication may be deemed to be solicitation material in respect of the proposed transaction between Agere Systems Inc. (“Agere”) and LSI Logic Corporation (“LSI”). In connection with the proposed transaction, LSI has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which includes a definitive proxy statement/prospectus, dated February 5, 2007, and related materials to register the shares of LSI common stock to be issued in the merger. THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CONTAIN IMPORTANT INFORMATION ABOUT LSI, AGERE, THE TRANSACTION AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY. Investors and security holders may obtain free copies of the Registration Statement, the Joint Proxy Statement/Prospectus and other documents filed with the SEC by LSI and Agere through the website maintained by the SEC at http://www.sec.gov. In addition, free copies of the Registration Statement, the Joint Proxy Statement/Prospectus and other documents may be obtained on the Agere website at http://www.agere.com and on the LSI website at http://www.lsi.com. The Registration Statement, the Joint Proxy Statement/Prospectus and other relevant documents may also be obtained free of charge from Agere by directing such request to Investor Relations, Agere Systems Inc., 1110 American Parkway N.E., Allentown Pennsylvania 18109 and from LSI by directing such request to Investor Relations, LSI Logic Corporation, 1621 Barber Lane, Milpitas, California 95035. The contents of the websites referenced above are not deemed to be incorporated by reference into the Registration Statement or the Joint Proxy Statement/Prospectus. Agere, LSI and their respective officers, directors and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information regarding the interests of these officers, directors and employees in the proposed transaction will be included in the Joint Proxy Statement/Prospectus.
Cautionary Statement Regarding Forward-Looking Statements
This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about future financial and operating results; benefits of the transaction to customers, shareholders and employees; potential synergies and cost savings resulting from the transaction; the ability of the combined company to drive growth and expand customer and partner relationships and other statements regarding the proposed transaction. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if LSI and Agere do not each receive required shareholder approval or the parties fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which LSI or Agere expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the LSI and Agere shareholders to approve the proposed merger; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of LSI and Agere generally, including those set forth in the filings of LSI and Agere with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings. LSI and Agere are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.